

Mail Stop 3561

September 6, 2017

Steven J. Heyer
Chief Executive Officer
Haymaker Acquisition Corp.
650 Fifth Avenue
Floor 31
New York, NY 10019

> **Re: Haymaker Acquisition Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 25, 2017**
> **CIK No. 0001707306**

Dear Mr. Heyer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary, page 1

The Offering, page 9

1. We note your revised disclosure on page 14 that "for so long as the private placement warrants are held by Cantor Fitzgerald or its designees or affiliates, they may not be exercised after five years from the effective date of the registration statement of which this prospectus forms a part." Please revise to clarify, if true, that, if Cantor Fitzgerald has exercised all of its warrants prior to five years from the effective date of the registration statement, any remaining private placement warrants held by the sponsor will not expire until five years from the initial business combination.

2. We note your response to our prior comment 3. Please revise your disclosure to list all of the provisions of your amended and restated certificate of incorporation that holders of a majority of your outstanding common stock may amend. Alternatively, please clarify that the list of pre-business combination activities on page 21 includes every provision that you deem to be pre-business combination activities such that they may only be amended by a vote of 65% of your common stock entitled to vote.

You may contact Abe Friedman at (202) 551-8298 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: Stuart Neuhauser
        Ellenoff Grossman & Schole LLP